Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$10,000,000.00	$307.00(1)

(1)	The filing fee of $1,256.86 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $190,545.03 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $307.00 is offset against the registration fee due for this offering and of which $190,238.03 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2007-MTNDD179 DATED NOVEMBER 26, 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Premium mAndatory Callable

Equity-linked secuRitieS

1,000,000 PACERS Based Upon the Common Stock of eBay Inc.

Due June 2, 2009

$10.00 per PACERS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The PACERS will mature on June 2, 2009, unless called earlier by us.
■	No interest will be paid on the PACERS.
■

We will call the PACERS for cash in an amount equal to the sum of $10 and a mandatory call premium if the closing price of eBay common stock on any trading day during each of the three-trading-day periods starting on and including May 27, 2008, November 28, 2008 or May 26, 2009 is greater than or equal to $31.00 (which we refer to as the initial share price).

■

If we do not call the PACERS, you will receive at maturity for each PACERS either (1) a certain number of shares of eBay common stock (or if you elect, the cash value of those shares), which we refer to as the share ratio and which is subject to adjustment for a number of dilution events, if the closing price of eBay common stock on any trading day after the date of this pricing supplement, which we refer to as the pricing date, up to and including the third trading day before maturity is less than or equal to $22.48 (approximately 72.50% of the initial share price) or (2) $10 in cash. The share ratio will equal 0.32258, $10 divided by the initial share price.

■

The PACERS are not principal-protected. At maturity you could receive shares of eBay common stock with a value less than your initial investment in the PACERS (or, if you elect, the cash value of those shares in an amount less than $10 per PACERS).

■	The PACERS have been approved for listing on the American Stock Exchange under the symbol “PPK.”

Investing in the PACERS involves a number of risks. See “ Risk Factors Relating to the PACERS” beginning on page PS-7.

The PACERS represent obligations of Citigroup Funding Inc. only. eBay Inc. is not involved in any way in the offering and has no obligations relating to the PACERS or to the holders of the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per PACERS	Total
Public Offering Price	$10.00	$10,000,000
Underwriting Discount	$0.225	$225,000
Proceeds to Citigroup Funding Inc.	$9.775	$9,775,000

The agent expects to deliver the PACERS to purchasers on or about November 29, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERS?

PACERS are callable securities. PACERS’ return, if any, and the amount you will receive at maturity is linked to the closing price of eBay common stock. We will call the PACERS, in whole, but not in part, only if the closing price of eBay common stock on any trading day during the three-trading-day periods starting on and including May 27, 2008, November 28, 2008 or May 26, 2009 (which we refer to as call determination periods) is greater than or equal to the initial share price of $31.00. The PACERS will not otherwise be called even if the closing price on any other day is greater than or equal to the initial share price of $31.00. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 plus a mandatory call premium. We will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call or the maturity date. If we call the PACERS during the call determination period beginning on May 26, 2009, we will not provide notice of a call but will pay the call price to you at maturity.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the closing price of eBay common stock on any trading day after the pricing date up to and including the third trading day before maturity (which we refer to as the valuation date) is less than or equal to $22.48 (approximately 72.50% of the initial share price). In this case, you will receive at maturity a certain number of shares of eBay common stock (or, if you elect, the cash value of those shares) the value of which will be directly linked to the change in price of eBay common stock from its closing price on the pricing date, and will likely be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the price of eBay common stock or receive an amount at maturity greater than your initial investment unless (1) the closing price of eBay common stock on any trading day after the pricing date up to and including the valuation date is less than or equal to $22.48 (approximately 72.50% of the initial share price), (2) you do not exercise your cash election right but receive shares of eBay common stock at maturity and (3) at maturity the price of eBay common stock is greater than the initial share price. The PACERS are not principal protected.

The PACERS mature on June 2, 2009, are callable by us semi-annually on any trading day during each call determination period starting on and including May 27, 2008, November 28, 2008 or May 26, 2009, and do not provide for earlier redemption by you. The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc. and any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the PACERS — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

No. We will not make any periodic payments of interest on the PACERS or any other payments on the PACERS until maturity, unless we call the PACERS as described in more detail below. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on eBay common stock prior to receiving eBay common stock at maturity, if applicable.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the closing price of eBay common stock on any trading day during the three-trading-day periods starting on and including May 27, 2008, November 28, 2008 or May 26, 2009 is greater than or equal to the initial share price of $31.00. We refer to the three trading days each six months as a call determination period, and we refer to the trading day on which we call the PACERS, if any, as the call date. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium. The mandatory call premium will equal $0.85 if the PACERS are called during the call determination period beginning on May 27, 2008, $1.70 if the PACERS are called during the call determination period beginning on November 28, 2008 and $2.55 if the PACERS are called during the call determination period beginning on May 26, 2009.

If we call the PACERS during one of the call determination periods beginning on May 27, 2008 or November 28, 2008, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the PACERS during the call determination period beginning on May 26, 2009, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to fully participate in possible increases in the price of eBay common stock through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS during the call determination period beginning on May 26, 2009, at maturity you will receive for each PACERS you hold a call price in cash equal to $12.55, the sum of $10 and the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold either:

•

a number of shares of eBay common stock equal to the share ratio (or, if you elect, the cash value of those shares based on the closing price of eBay common stock on the valuation date), if the closing price of eBay common stock on any trading day after the pricing date up to and including the valuation date is less than or equal to $22.48 (approximately 72.50% of the initial share price) (any fractional share, if applicable, will be paid in cash), or

•	$10 in cash.

As a result, if we do not call the PACERS and the closing price of the eBay common stock on any trading day after the pricing date up to and including the valuation date is less than or equal to approximately 72.50% of the initial share price, the value of eBay common stock you receive at maturity (or, if you elect, the cash value of those shares) for each PACERS will likely be less than the price paid for each PACERS, and could be zero.

If applicable, you may elect to receive from Citigroup Funding the cash value of the shares you would otherwise receive at maturity by providing notice of your election to your broker, in accordance with your broker’s procedures, so that your broker can irrevocably notify the trustee and paying agent of your election no sooner than 20 business days before maturity and no later than 5 business days before maturity. If you do not elect to receive cash, you will be deemed to have (1) instructed Citigroup Funding to pay the cash value of the number of shares of eBay common stock equal to the share ratio to the stock delivery agent, and (2) instructed the stock delivery agent to purchase for you shares of eBay common stock based on its closing price on the valuation date. If you do not wish to receive shares of eBay common stock at maturity under any circumstances, you should provide notice of your cash election to your broker. You should provide this notice even if the closing price of eBay common stock on any trading day prior to your election has not been less than or equal to $22.48 (approximately 72.50% of the initial share price). If you elect to receive the cash value of the shares of eBay common stock equal to the share ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of eBay common stock on the valuation date and will be an amount less than $10 per PACERS. This amount will not change from the amount fixed on the valuation date, even if the closing price of eBay common stock changes from the valuation date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of eBay common stock at maturity equal to the share ratio, the value of those shares at maturity will be different than the value of those shares on the valuation date if the closing price of eBay common stock changes from the valuation date to maturity.

The payment of cash to the stock delivery agent by Citigroup Funding pursuant to your deemed instruction will fully satisfy Citigroup Funding’s obligation to you under the PACERS, and the stock delivery agent will then be obligated to purchase shares of eBay common stock for you based on the closing price on the valuation date. Citigroup Global Markets has agreed to act as stock delivery agent for the PACERS.

The initial share price equals $31.00, the closing price of eBay common stock on the pricing date.

The share ratio equals 0.32258, $10 divided by the initial share price.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERS or at maturity, see “Description of the PACERS — Amounts Payable at Call or Maturity — Hypothetical Examples” in this pricing supplement.

How Has eBay Common Stock Performed Historically?

We have provided a graph showing the daily closing price of eBay common stock, as reported on the Nasdaq National Market, from January 2, 2002 to November 26, 2007 and a table showing the high and low sale prices for eBay common stock and the dividends paid on such shares for each quarter since the first quarter of 2002. You can find this graph and table in the section “Historical Data on the Common Stock of eBay Inc.” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of eBay common stock in recent years. However, past performance is not indicative of how eBay common stock will perform in the future. You should also refer to the section “Risk Factors Relating to the PACERS — The Historical Performance of eBay Common Stock Is Not an Indication of the Future Performance of eBay Common Stock” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future purchase of, or payment based on the value of, eBay common stock. Under this treatment, if you hold the PACERS until they mature and, if not called, you elect to receive cash at maturity, you will recognize capital gain or loss equal to the difference between the amount of cash received and your purchase price for the PACERS. If you receive eBay common stock at maturity of the PACERS, you should not expect to recognize any gain or loss on the receipt of the eBay common stock, and your tax basis in eBay common stock generally will equal your purchase price for the PACERS. Upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS, you generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received as a result of such mandatory redemption, sale or other taxable disposition and your tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. In addition, there is no assurance that the IRS will agree with the agreed-to characterization and tax treatment of the receipt of eBay common stock by you at maturity of the PACERS and you may be required by the IRS to recognize gain on the receipt of the stock. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

The PACERS have been approved for listing on the American Stock Exchange under the symbol “PPK,” subject to official notice of issuance. You should be aware that the listing of the PACERS on the American Stock Exchange does not guarantee that a liquid trading market will be available for the PACERS.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliate, Citigroup Global Markets?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the PACERS. Potential conflicts of interest may exist between Citigroup Global Markets and you as holder of the PACERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in eBay common stock, or in other instruments, such as options, swaps or futures, based upon eBay common stock. This hedging activity could affect the market price of eBay common stock and therefore the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERS?

Yes, the PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that, unless the PACERS are called by us, the amount you receive at maturity will be based on the closing price of eBay common stock on any trading day after the pricing date up to and including the valuation date, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of eBay common stock and other events that are difficult to predict and beyond our control.

Your Investment in the PACERS May Result in a Loss if the Closing Price of eBay Common Stock Declines

If we do not call the PACERS, the amount you receive at maturity will depend on the closing price of eBay common stock on any trading day after the pricing date up to and including the valuation date. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERS. If we do not call the PACERS and (i) on any trading day after the pricing date up to and including the valuation date the closing price of eBay common stock is less than or equal to $22.48 (approximately 72.50% of the initial share price), and (ii) at maturity (or the valuation date if you elect to receive cash value of the shares of eBay common stock) the price of eBay common stock is less than the initial share price, then the value of eBay common stock you receive at maturity (or, if you elect, the cash value of those shares on the valuation date) will be less than the price paid for each PACERS, and could be zero, in which case your investment in the PACERS will result in a loss. If we do not call the PACERS, this will be true even if the closing price of eBay common stock exceeds the initial share price at one or more times after the pricing date but is less than or equal to approximately 72.50% of the initial share price on any trading day after the pricing date up to and including the valuation date and the price of eBay common stock at maturity (or the closing price on the valuation date if you elect to receive the cash value of the shares of eBay common stock) is less than the initial share price.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the closing price of eBay common stock on any trading day during the three call determination periods beginning on May 27, 2008, November 28, 2008 or May 26, 2009 is greater than or equal to the initial share price. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the closing price of eBay common stock through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to eBay common stock and allowed you to participate more fully in the appreciation of the price of eBay common stock.

You Will Not Receive Any Periodic Payments on the PACERS

You will not receive any periodic payments of interest or any other payments on the PACERS until maturity, unless we call the PACERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on eBay common stock unless and until you receive shares of eBay common stock at maturity, if applicable.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS do not pay any interest. As a result, if we do not call the PACERS, (and regardless of whether the closing price of eBay common stock on any trading day after the pricing date up to and including the valuation date is less than or equal to $22.48 (approximately 72.50% of the initial share price)) the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the price of eBay common stock and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Price of eBay Common Stock.    We expect that the market value of the PACERS will depend substantially on the amount, if any, by which the price of eBay common stock changes from the initial share price of $31.00. However, changes in the price of eBay common stock may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the price of eBay common stock exceeds the initial share price, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that price because of expectations that the price of eBay common stock will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the value of eBay common stock are not likely to be reflected in the trading price of the PACERS because we will call the PACERS on the earliest of the three call determination periods beginning on May 27, 2008, November 28, 2008 or May 26, 2009 for a mandatory call premium of $0.85, $1.70 or $2.55, respectively, if the closing price of eBay common stock on any closing day during any of the call determination periods is greater than or equal to the initial share price. If you choose to sell your PACERS when the price of eBay common stock is below the initial share price, you may receive less than the amount you originally invested.

The price of eBay common stock will be influenced by eBay Inc.’s results of operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which eBay Inc. is a part. Citigroup Funding’s hedging activities, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of eBay common stock.

Volatility of eBay Common Stock.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of eBay common stock changes during the term of the PACERS, the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during one of the call determination periods occurring every six months is likely to limit their value. If the PACERS did not include a mandatory call feature, we expect their value would be significantly different.

Events Involving eBay Inc.    General economic conditions and earnings results of eBay Inc. and real or anticipated changes in those conditions or results, may affect the value of eBay common stock and the market value of the PACERS. In addition, if the dividend yield on eBay common stock increases, we expect that the value of the PACERS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the price of eBay common stock the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the price of eBay common stock during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities related to the PACERS by us or one or more of our affiliates will likely involve trading in eBay common stock, or in other instruments, such as options, swaps or futures, based upon eBay common stock. This hedging activity could affect the market price of eBay common stock and therefore the market value of the PACERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines. Profits or losses from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the PACERS. The PACERS are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the PACERS.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the PACERS attributable to another factor.

The Historical Performance of eBay Common Stock Is Not an Indication of the Future Performance of eBay Common Stock

The historical performance of eBay common stock, which is included in this pricing supplement, should not be taken as an indication of the future performance of eBay common stock during the term of the PACERS. Changes in the price of eBay common stock will affect the value of the PACERS, but it is impossible to predict whether the price of eBay common stock will rise or fall.

The Volatility of the Price of eBay Common Stock May Result in Delivery of Shares of eBay Common Stock at Maturity

Historically, the price of eBay common stock has been volatile. From January 2, 2002 to November 26, 2007, the closing price of eBay common stock has been as low as $12.28 per share and as high as $58.98 per share. As a result, on more than one occasion from April 16, 2003 to November 26, 2007, the closing price of the Underlying Stock has been less than 72.50% of its closing price of $31.00 on November 26, 2007. If we do not call the PACERS, whether you receive an amount at maturity in cash equal to the amount of your initial investment in the PACERS or a number of shares of eBay common stock (or, if you elect, the cash value of those shares) with a value less than your initial investment depends upon the closing price of eBay common stock on any trading day during the term of the PACERS. The volatility of the price of eBay common stock may result in your receiving at maturity a number of shares of eBay common stock (or, if you elect, the cash value of those shares) with a value less than your initial investment in the PACERS which will result in a loss.

You Will Have No Rights Against eBay Inc. Unless and Until You Receive Any Shares of eBay Common Stock at Maturity

You will have no rights against eBay Inc. unless and until you receive shares of eBay common stock at maturity, even though:

•	you will receive shares of eBay Inc. at maturity under some circumstances; and

•	the market value of the PACERS is expected to depend primarily on the price of eBay common stock.

eBay Inc. is not in any way involved in this offering and has no obligations relating to the PACERS or to holders of the PACERS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to eBay common stock unless and until you receive shares of eBay common stock at maturity, if applicable.

The Amount You Receive at Maturity May Be Reduced Under Some Circumstances if eBay Common Stock Is Diluted Because this Amount Will Not Be Adjusted for All Events that Dilute eBay Common Stock

The amount you receive at maturity is subject to adjustment for a number of events arising from stock splits and combinations, stock dividends, a number of other actions of eBay Inc. that modify its capital structure and a number of other transactions involving eBay Inc. as well as for the liquidation, dissolution or winding up of eBay Inc. You should refer to the section “Description of the PACERS—Dilution Adjustments,” in this pricing supplement. The amount you receive at maturity, if applicable, will not be adjusted for other events that may adversely affect the price of eBay common stock, such as offerings of common stock for cash or in connection with acquisitions. Because of the relationship of the amount you receive at maturity to the price of eBay common stock, these other events may reduce the amount you receive at maturity on the PACERS.

You May Not Be Able to Sell Your PACERS if an Active Trading Market for the PACERS Does Not Develop

There is currently no secondary market for the PACERS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market for the PACERS is limited, there may be few buyers should you choose to sell your PACERS prior to maturity and this may reduce the price you receive.

The Market Value of the PACERS May Be Affected by Purchases and Sales of eBay Common Stock or Derivative Instruments Related to eBay Common Stock by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell eBay common stock or derivative instruments relating to eBay common stock for their own accounts in connection with their normal business practices. These transactions could affect the price of eBay common stock and therefore the market value of the PACERS.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

DESCRIPTION OF THE PACERS

The following description of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon the Common Stock of eBay Inc. are callable securities. PACERS’ return, if any, and the amount you receive at maturity is linked to the Closing Price of eBay common stock. We will call the PACERS, in whole, but not in part, only if the Closing Price of eBay common stock on any Trading Day during the three-Trading-Day periods starting on and including May 27, 2008, November 28, 2008 or May 26, 2009 is greater than or equal to the Initial Share Price of $31.00. The PACERS will not be called even if the Closing Price on any other day is greater than or equal to the Initial Share Price. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium. If we call the PACERS during one of the call determination periods beginning on May 27, 2008 or November 28, 2008, we will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call at least three business days after such call. If we call the PACERS during the call determination period beginning on May 26, 2009, we will not provide notice of a call but will pay the call price to you at maturity.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the Closing Price of eBay common stock on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to $22.48 (approximately 72.50% of the Initial Share Price). In this case, you will receive at maturity a number of shares of eBay common stock (or, if you elect, the cash value of those shares) the value of which will be directly linked to the change in price of eBay common stock from its Closing Price on the Pricing Date, and will likely be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the price of eBay common stock or receive an amount at maturity greater than your initial investment unless (1) the Closing Price of eBay common stock on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to $22.48 (approximately 72.50% of the Initial Share Price), (2) you do not exercise your cash election right but receive shares of eBay common stock at maturity and (3) at maturity the price of eBay common stock is greater than the Initial Share Price. PACERS are not principal protected.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of PACERS issued will be $10,000,000 (1,000,000 PACERS). The PACERS will mature on June 2, 2009, unless called earlier by us, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

We will not make any periodic payments of interest on the PACERS, or any other payments until maturity, unless we call the PACERS as described below. You will not be entitled to receive dividend payments or other distributions, if any, made on eBay common stock unless and until you receive shares of eBay common stock, if applicable.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the Closing Price of eBay common stock on any Trading Day during the three-Trading-Day periods starting on and including May 27, 2008, November 28, 2008 or May 26, 2009 is greater than or equal to the Initial Share Price. We refer to the three Trading Days each six months as a Call Determination Period, and we refer to the Trading Day within a Call Determination Period on which we call the PACERS, if any, as the Call Date. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 and a Mandatory Call Premium. The Mandatory Call Premium will equal $0.85 if the PACERS are called during the Call Determination Period beginning on May 27, 2008, $1.70 if the PACERS are called during the Call Determination Period beginning on November 28, 2008 and $2.55, if the PACERS are called during the Call Determination Period beginning on May 26, 2009.

If we call the PACERS during one of the Call Determination Periods beginning on May 27, 2008 or November 28, 2008 we will provide notice of a call, including the exact call payment date, within one business day after the Call Date, and the call payment date will be at least three business days after the Call Date. If we call the PACERS during the Call Determination Period beginning on May 26, 2009, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the price of eBay common stock through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the PACERS are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we call the PACERS during the Call Determination Period beginning on May 26, 2009, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $12.55, the sum of $10 and the applicable Mandatory Call Premium.

If we do not call the PACERS, they will mature on June 2, 2009. At maturity, you will receive for each PACERS an amount described below.

Determination of the Amount to be Received at Maturity

If not previously called, at maturity you will receive for each $10 principal amount of PACERS either:

•

a number of shares of eBay common stock equal to the Share Ratio (or, if you elect, the cash value of those shares based on the Closing Price of eBay common stock on the Valuation Date), if the Closing Price of eBay common stock on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to $22.48 (approximately 72.50% of the Initial Share Price) (any fractional share will be paid in cash), which we refer to as the “Downside Trigger Price,” or

•	$10 in cash.

As a result, if we do not call the PACERS and the Closing Price of eBay common stock on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to the Downside Trigger Price, the value of the eBay common stock you receive at maturity (or, if you elect, the cash value of those shares) for each PACERS will always be less than the price paid for each PACERS, and could be zero.

You may elect to receive from Citigroup Funding the cash value of the shares you would otherwise receive at maturity by providing notice of your election to your broker, in accordance with your broker’s procedures, so that your broker can irrevocably notify the trustee and paying agent of your election no sooner than 20 business days before maturity and no later than 5 business days before maturity. If you do not elect to receive cash, you will be deemed to have (1) instructed Citigroup Funding to pay the cash value of the number of shares of eBay common stock equal to the Share Ratio to the stock delivery agent, and (2) instructed the stock delivery agent to purchase for you shares of eBay common stock based on its Closing Price on the Valuation Date. If you do not wish to receive shares of eBay common stock at maturity under any circumstances, you should provide notice of your cash election to your broker. You should provide this notice even if the Closing Price of eBay common stock at any time prior to your election has not been less than or equal to $22.48 (approximately 72.50% of the Initial Share Price). If you elect to receive the cash value of the shares of eBay common stock equal to the Share Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the Closing Price of eBay common stock on the Valuation Date and will be an amount less than $10 per PACERS. This amount will not change from the amount fixed on the Valuation Date, even if the Closing Price of eBay common stock changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of eBay common stock at maturity equal to the Share Ratio, the value of those shares at maturity will be different from the value of those shares on the Valuation Date if the Closing Price of eBay common stock changes from the Valuation Date to maturity.

The payment of cash to the stock delivery agent by Citigroup Funding pursuant to your deemed instruction will fully satisfy Citigroup Funding’s obligation to you under the PACERS, and the stock delivery agent will then be obligated to purchase shares of eBay common stock for you based on the Closing Price on the Valuation Date. Citigroup Global Markets has agreed to act as stock delivery agent for the PACERS.

In lieu of any fractional share that you would otherwise receive in respect of any PACERS, at maturity you will receive an amount in cash equal to the value of such fractional share. The number of full shares of eBay common stock, and any cash in lieu of a fractional share, to be delivered at maturity, or any cash amount if elected, to each holder will be calculated based on the aggregate number of PACERS held by each holder.

The “Initial Share Price” equals 31.00, the Closing Price of eBay common stock on the Pricing Date.

The “Pricing Date” means November 26, 2007, the date of this pricing supplement and the date on which the PACERS were priced for initial sale to the public.

The “Valuation Date” means May 28, 2009.

The “Share Ratio” equals 0.32258, $10 divided by the Initial Share Price.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the shares of eBay common stock (or any other security for which a Closing Price must be determined) on any exchange or market, or (2) any options contracts or futures contracts relating to the shares of eBay common stock (or other relevant security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

The “Closing Price” of eBay common stock or any other capital stock (as described under “— Dilution Adjustments” below) on any date of determination will be (1) if the common stock or capital stock is listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the common stock or capital stock is listed or admitted to trading, and (2) if the common stock or capital stock is not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the common stock or capital stock is listed or admitted to trading on such exchange), any last reported sale price of the principal trading session on the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or capital stock obtained from as many dealers in such common stock or capital stock (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

Amounts Payable at Call or Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different Closing Prices of eBay common stock on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per PACERS

•	Pricing Date: November 23, 2007

•	Settlement Date: November 28, 2007

•	Valuation Date: May 22, 2009

•	Maturity Date: May 28, 2009

•	Initial Share Price: $39.80

•	Underlying Share price at which a Mandatory Call occurs: $39.80 (100.00% of the hypothetical Initial Share Price)

•	Mandatory Call Premium:

a.	8.75%, if called on any Call Date in May 2008

b.	17.50%, if called on any Call Date in November 2008

c.	26.25%, if called on any Call Date in May 2009

•	Share Ratio: 0.25126 shares of eBay common stock per PACERS

•	Annualized dividend yield of eBay common stock: 0.00%

•

If the PACERS have not been previously called, at maturity, whether you receive eBay common stock (or, if you elect, the equivalent cash value) or your initial investment ($10.00 per PACERS) depends on whether the Closing Price of eBay common stock has declined by 72.50% or more (to $ 28.86 or less, the “Downside Trigger Price”) from the Initial Share Price on any Trading Day after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Share Price; whether the Closing Price of eBay common stock on any Call Date is greater than or equal to the Initial Share Price, causing the PACERS to be called; and if the PACERS are not called, whether the Closing Price of eBay common stock on any Trading Day up to and including the Valuation Date has declined by approximately 72.50% or more from the Initial Share Price causing you to receive a fixed number of shares of eBay common stock at maturity (or the cash value of those shares at your election).

Additionally, if you elect to receive the cash value of the shares of eBay common stock equal to the Share Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the Closing Price of eBay common stock on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the Closing Price of eBay common stock changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of eBay common stock at maturity equal to the Share Ratio, the value of those shares at maturity will be different than the value of those shares on the Valuation Date if the Closing Price of eBay common stock changes from the Valuation Date to maturity.

PACERS are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing price of the Underlying Stock on the relevant Call Date is equal to or greater than $39.80, the price at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in May 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.875 Call Price = $10.00 + $0.875 = $10.875 per PACERS

b. If the Call Date occurs in November 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.750 Call Price = $10.00 + $1.750 = $11.750 per PACERS

c. If the Call Date occurs in May 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $2.625 Call Price = $10.00 + $2.625 = $12.625 per PACERS

d.      Even if the Downside Trigger Price has been breached, the PACERS will be called on any Trading Day within any Call Determination Period if the Closing Price of eBay common stock on such date is equal to or greater than $39.80, the price at which a Mandatory Call would occur. If the Call Date occurs in May 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $2.625

Call Price = $10.00 + $2.625 = $12.625 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Price is Not Breached

The PACERS are not called on any of the Call Dates, and the Closing Price of eBay common stock is not less than or equal to 72.50% of the Initial Share Price, or $28.86, at any day from the Pricing Date up to and including the Valuation Date.

Since the Closing Price of eBay common stock on any Trading Day after the Pricing Date up to and including the Valuation Date is not less than or equal to $28.86, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

PACERS are not Mandatorily Called on any of the Call Dates and Downside Trigger Price is Breached

The PACERS are not called on any of the Call Dates, and the Closing Price of eBay common stock is less than 72.50% of the Initial Share Price, or $28.86, on any Trading Day from the Pricing Date up to and including the Valuation Date. At maturity you will receive for each PACERS a number of shares of eBay common stock equal to the Share Ratio, or 0.25126 shares (or the cash value of those shares at your election).

Even if the Closing Price of eBay common stock is greater than $39.80, or the price at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the Closing Price of eBay common stock is below $39.80 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the Closing Price of eBay common stock on any Trading Day from the Pricing Date up to and including the Valuation Date is equal to or less than $28.86, then you will receive at maturity a number of shares of eBay common stock equal to the Share Ratio (or the cash value of those shares at your election). If the Closing Price of eBay common stock on the Maturity Date is $23.88 then the market value of the shares of eBay common stock you will receive, based on such Closing Price, will be $6.00.

Value of eBay common stock received at maturity = 0.25126 shares * $23.88 = $6.00.

Summary Chart of Hypothetical Examples

PACERS are Mandatorily Called

Date on which the PACERS are called	Any Call Date in May 2008	Any Call Date in November 2008	Any Call Date in May 2009 (Downside Trigger Not Breached)	Any Call Date in May 2009 (Downside Trigger Breached)
Hypothetical Initial Share Price	$39.80	$39.80	$39.80	$39.80

Hypothetical lowest Closing Price on or prior to the Valuation Date	$35.82	$31.84	$32.95	$25.87

Is the hypothetical lowest Closing Price less than or equal to 72.50% of the Initial Share Price, or $28.86?	No	No	No	Yes

Hypothetical minimum price at which a Mandatory Call would occur	$39.80	$39.80	$39.80	$39.80

Hypothetical Closing Price of the Underlying Stock on the Call Date	$43.78	$42.79	$48.46	$42.59

Call Price for the PACERS	$10.875	$11.750	$12.625	$12.625

Return on eBay common stock (excluding any cash dividend payments)	10.00%	7.50%	21.75%	7.00%

Return on eBay common stock (including all cash dividend payments)	10.00%	7.50%	21.75%	7.00%

Return on PACERS	8.75%	17.50%	26.25%	26.25%

PACERS are not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Share Price	$39.80	$39.80
Hypothetical lowest Closing Price on or prior to the Valuation Date	$33.23	$23.88
Is the hypothetical lowest Closing Price less than or equal to 72.50% of the Initial Share Price, or $28.86?	No	Yes
Will 0.25126 (the Hypothetical Share Ratio) shares of eBay common stock be delivered at maturity?	No	Yes
Hypothetical Closing Price of eBay common stock at maturity	$33.23	$23.88
Amount received at maturity (cash or value of eBay common stock per PACERS)	$10.00	$6.00
Return on eBay common stock (excluding any cash dividend payments)	-16.50%	-40.00%
Return on eBay common stock (including all cash dividend payments)	-16.50%	-40.00%
Return on the PACERS (either in cash or the market value of eBay common stock)	0.00%	-40.00%

Dilution Adjustments

The Share Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If eBay Inc., after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to its common stock in such shares of common stock (excluding any share dividend or distribution for which the number of shares of common stock paid or distributed is based on a fixed cash equivalent value),

(2) subdivides or splits its outstanding common stock into a greater number of shares,

(3) combines its outstanding common stock into a smaller number of shares, or

(4) issues by reclassification of its common stock any shares of other common stock of eBay Inc.,

then, in each of these cases, the Share Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of shares of other common stock of eBay Inc., and the denominator of which will be the number of shares of common stock outstanding immediately before the event. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If eBay Inc., after the Pricing Date, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its common stock entitling them to subscribe for or purchase shares of its common stock at a price per share less than the Then-Current Market Price of the common stock, other than rights to purchase common stock pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Share Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected by reason of the issuance of such rights or warrants, plus the number of additional shares of common stock offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional shares of common stock which the aggregate offering price of the total number of shares of common stock offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the common stock, which will be determined by multiplying the total number of shares so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the shares of common stock offered thereby have not been delivered, the Share Ratio will be further adjusted to equal the Share Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of shares of common stock actually delivered. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If eBay Inc., after the Pricing Date, declares or pays a dividend or makes a distribution to all holders of the common stock of any class of its capital stock, the capital stock of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its common stock, in the form of Marketable Securities, of capital stock of one or more of its subsidiaries, or issues to all holders of its common stock rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Share Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one share of common stock, and the denominator of which will be the Then-Current Market Price of one share of common stock, less the fair market value as of the time the adjustment is effected of the portion of the capital shares, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one share of the common stock. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below. If any capital stock declared or paid as a dividend or otherwise distributed or issued to all holders of eBay common stock consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the Closing Price of such capital stock. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final.

Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, the Closing Price of eBay common stock on any Trading Day thereafter up to and including the Valuation Date will be deemed to be equal to the fair market value of the capital stock, evidences of indebtedness, assets, rights or warrants (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to one share of eBay common stock and, if the Closing Price of eBay common stock on any Trading Day thereafter, up to and including the Valuation Date, is less than or equal to the Downside Trigger Price, each holder of the PACERS will have the right to receive at maturity cash in an amount per PACERS equal to the Share Ratio multiplied by such fair market value.

If eBay Inc., after the Pricing Date, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional shares of the common stock and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its common stock, or makes an Excess Purchase Payment, then the Share Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the common stock, and the denominator of which will be the Then-Current Market Price of the common stock on the record date less the amount of the distribution applicable to one share of common stock which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of shares of common stock outstanding on the record date. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

For the purposes of these adjustments:

A “Permitted Dividend” is (1) any cash dividend in respect of eBay common stock, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per share amount of this dividend results in an annualized dividend yield on the common stock in excess of 10%, and (2) any cash dividend or distribution made in the form of a fixed cash equivalent value for which the holders of eBay common stock have the option to receive either a number of shares of its common stock or a fixed amount of cash.

An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by eBay Inc. with respect to one share of common stock acquired in a tender offer or exchange offer by eBay Inc. over (y) the Then-Current Market Price of the common stock.

Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, the Closing Price of eBay common stock on any Trading Day thereafter up to and including the Valuation Date will be deemed to be equal to the sum of the amount of cash and the fair market value of other consideration (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the common stock in the tender offer or exchange offer applicable to one share of eBay common stock and, if the Closing Price of eBay common stock on any Trading Day thereafter, up to and including the Valuation Date, is less than or equal to the Downside Trigger Price, each holder of the PACERS will have the right to receive at maturity cash in an amount per PACERS equal to the Share Ratio multiplied by such sum.

If any adjustment is made to the Share Ratio as set forth above, an adjustment will also be made to the Initial Share Price and the Downside Trigger Price. The required adjustment will be made by dividing the Initial Share Price and the Downside Trigger Price by the relevant dilution adjustment.

If eBay Inc., after the Pricing Date, issues or makes a distribution to all holders of its common stock of the capital stock of one or more of its subsidiaries, in each case in the form of Marketable Securities, and if the Closing Price of eBay common stock at any time after the Pricing Date up to and including the Valuation Date is less than or equal to $22.48 (the Downside Trigger Price), then, in each of these cases, each holder of the PACERS will receive at maturity for each PACERS a combination of shares of eBay common stock equal to the Share Ratio and a number of shares of such eBay Inc. subsidiaries’ capital stock equal to the Share Ratio times the number of shares of such subsidiaries’ capital stock distributed per share of eBay common stock. Following the record date for an event described in this paragraph, the “Closing Price” will equal the Closing Price of eBay common stock, plus the Closing Price of such subsidiaries’ capital stock distributed per share of eBay common stock. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “— Dilution Adjustments” will also apply to such subsidiaries’ capital stock if any of the events described in “— Dilution Adjustments” occurs with respect to such capital stock.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of eBay common stock entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by eBay Inc.,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction,

•

in the case of any Excess Purchase Payment for which eBay Inc. announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Share Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by eBay Inc., or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Share Ratio, the Initial Share Price and the Downside Trigger Price will be further adjusted to the Share Ratio, the Initial Share Price and the Downside Trigger Price which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Share Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.

The “Then-Current Market Price” of the common stock, for the purpose of applying any dilution adjustment, means the average Closing Price per share of common stock for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Closing Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Closing Price, may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

If, during any period of ten Trading Days used to calculate the Then-Current Market Price, there occurs any event requiring an adjustment to be effected as described herein, then the Closing Price for each Trading Day in such period of ten Trading Days occurring prior to the day on which such adjustment is effected will be adjusted by being divided by the relevant dilution adjustment.

The “Ex-Date” relating to any dividend, distribution or issuance is the first date on which the shares of common stock trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.

In the event of any of the following “Reorganization Events”:

•

any consolidation or merger of eBay Inc., or any surviving entity or subsequent surviving entity of eBay Inc., with or into another entity, other than a merger or consolidation in which eBay Inc. is the continuing corporation and in which the common stock outstanding immediately before the merger or consolidation are not exchanged for cash, securities or other property of eBay Inc. or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of eBay Inc. or any successor in its entirety or substantially in its entirety,

•	any statutory exchange of securities of eBay Inc. or any successor of eBay Inc. with another issuer, other than in connection with a merger or acquisition, or

•	any liquidation, dissolution or winding up of eBay Inc. or any successor of eBay Inc.,

the Closing Price of eBay common stock on any Trading Day thereafter up to and including the Valuation Date will be deemed to be equal to the Transaction Value.

The “Transaction Value” will equal the sum of:

(1) for any cash received in a Reorganization Event, the amount of cash received per share of common stock,

(2) for any property other than cash or Marketable Securities received in a Reorganization Event, an amount equal to the fair market value on the date the Reorganization Event is consummated of that property received per share of common stock, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

(3) for any Marketable Securities received in a Reorganization Event, an amount equal to the Closing Price per share of common stock of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each share of common stock.

“Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity of the PACERS that would have required an adjustment as described above, had it occurred with respect to eBay common stock or eBay Inc. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.

If eBay common stock has been subject to a Reorganization Event and the Closing Price of eBay common stock on any Trading Day thereafter, up to and including the Valuation Date, is less than or equal to the Downside Trigger Price, then each holder of the PACERS will have the right to receive per $10 principal amount of PACERS (i) cash in an amount equal to the Share Ratio multiplied by the sum of clauses (1) and (2) in the definition of “Transaction Value” above and (ii) the number of Marketable Securities received for each share of eBay common stock in the Reorganization Event multiplied by the Share Ratio (or, if the holder elects, the cash value of the Marketable Securities).

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the calculation agent and will equal, for each PACERS, the Call Price or amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a PACERS against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price, the amount to be received at maturity or cash equivalent of the amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.00% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent and Trustee

Citibank, N.A. will serve as the paying agent for the PACERS and will also hold the global security representing the PACERS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERS.

Calculation Agent

The calculation agent for the PACERS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the PACERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the PACERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the PACERS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

EBAY INC.

General

According to publicly available documents, eBay Inc. provides online marketplaces for the sale of goods and services, online payments services and online communication offerings to a diverse community of individuals and businesses. eBay Inc. is currently subject to the information requirements of the Securities Exchange Act. Accordingly, eBay Inc. files reports (including its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007) and other information with the SEC. eBay Inc.’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov, or may be inspected and copied at the offices of the SEC at the locations listed in the section “Prospectus Summary – Where You Can Find More Information” in the accompanying prospectus.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of eBay Inc.’s publicly available documents nor made any due diligence investigation or inquiry of eBay Inc. in connection with the offering of the PACERS. We make no representation that the publicly available information about eBay Inc. is accurate or complete.

The PACERS represent obligations of Citigroup Funding only. eBay Inc. is not involved in any way in this offering and has no obligation relating to the PACERS or to holders of the PACERS.

HISTORICAL DATA ON THE COMMON STOCK OF EBAY INC.

The common stock of eBay Inc. is listed on the Nasdaq National Market under the symbol “EBAY.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for eBay common stock, as reported on Nasdaq, as well as the cash dividends paid per share of eBay common stock.

According to eBay Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, as of October 24, 2007, the number of shares outstanding of eBay Inc.’s common stock was 1,353,529,279. During the period reflected in the table below, eBay Inc. split its stock 2 for 1 on July 24, 2003 and on January 19, 2005. The data appearing in the table below have been adjusted to reflect the splits.

Holders of PACERS will not be entitled to any rights with respect to eBay common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving shares of eBay common stock at maturity, if applicable.

	High	Low	Dividend
2002
Quarter
First	$17.3750	$12.2125	$0.0000
Second	16.0250	12.3125	0.0000
Third	15.6175	12.7625	0.0000
Fourth	17.7125	12.5575	0.0000

2003
Quarter
First	22.6100	16.8775	0.0000
Second	26.0625	21.3775	0.0000
Third	29.4650	24.9350	0.0000
Fourth	32.4000	25.3150	0.0000

	High	Low	Dividend
2004
Quarter
First	36.0200	31.2950	0.0000
Second	47.0550	34.5300	0.0000
Third	47.9450	35.9250	0.0000
Fourth	59.2100	45.2200	0.0000

2005
Quarter
First	58.8850	35.0000	0.0000
Second	40.9400	30.8000	0.0000
Third	44.9800	32.7500	0.0000
Fourth	47.6000	37.2200	0.0000

2006
Quarter
First	47.8600	36.9300	0.0000
Second	40.8200	28.2000	0.0000
Third	29.4800	22.8300	0.0000
Fourth	33.9900	27.0000	0.0000

2007
Quarter
First	34.3400	28.6000	0.0000
Second	35.4100	30.4100	0.0000
Third	39.4900	31.8700	0.0000
Fourth (through November 26, 2007)	40.7300	30.9500	0.0000

The closing price of eBay common stock on November 26, 2007 was $31.00.

The following graph sets forth the daily closing price of eBay common stock, as reported on Nasdaq, from January 2, 2002 to November 26, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of eBay common stock are not indicative of future eBay common stock closing prices. This graph does not reflect intra-day pricing.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”). This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, unless otherwise required by law, each holder agrees with Citigroup Funding that Citigroup Funding and such holder, intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future purchase of, or payment based on the value of eBay common stock, under which an amount equal to the purchase price of the PACERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus. As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERS, if a U.S. Holder receives eBay common stock at maturity, a U.S. Holder will recognize no gain or loss on the purchase of the eBay common stock by application of the monies received by Citigroup Funding in respect of the PACERS. A U.S. Holder will have a tax basis in such stock equal to the U.S. Holder’s tax basis in the PACERS (less the portion of the tax basis of the PACERS allocable to any fractional share, as described in the next paragraph). A U.S. Holder’s tax basis in a PACERS generally will equal such Holder’s cost for that PACERS. A U.S. Holder’s holding period for eBay common stock received at maturity will begin on the day following the receipt of such stock. However, if the value of the shares of eBay common stock received by a U.S. Holder is greater than the U.S. Holder’s purchase price for the PACERS, it is possible that the IRS would treat the U.S. Holder as if, at maturity of the PACERS, the holder had received a taxable cash payment from Citigroup Funding (which will be taxed in the same manner as the mandatory redemption of the PACERS for cash prior to or at maturity, as described below), and had then used that cash to purchase a number of eBay common shares.

A U.S. Holder will recognize gain or loss (which may be treated as short-term capital gain or loss without regard to such Holder’s holding period for the PACERS) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the PACERS allocable to fractional shares (based on the relative number of fractional shares and full shares delivered to the holder). If, as a result of one or more dilution adjustments, at maturity the U.S. Holder receives any combination of cash and Marketable Securities, pursuant to the U.S. Holder’s purchase obligation under the PACERS, although not free from doubt, the U.S. Holder should allocate its cash deposit pro rata to the cash and Marketable Securities received. Under this treatment, the U.S. Holder generally would be taxed as described in the preceding paragraph, except that the U.S. Holder’s basis in any Marketable Securities received would equal the pro rata portion of its deposit allocated thereto and the U.S. Holder would recognize short-term capital gain or loss equal to the difference between the cash received and the amount allocated thereto.

Under the above characterization of the PACERS, upon the mandatory redemption of the PACERS for cash prior to or at maturity, or the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash (or, in certain limited cases, eBay common stock with a trading value) equal to or greater than the amount of the initial purchase price paid for PACERS unless (i) the closing value of eBay common stock at the close of trading on any Trading Day after the date of this prospectus supplement up to and including the third Trading Day before maturity is less than or equal to approximately 72.50% of the initial share price and (ii) the closing value of eBay common stock at the close of trading on each Trading Day within each Call Determination Period, and on the maturity date, is less than 100% of the initial share price; the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S.

Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERS are expected to provide economic returns that are linked to the performance of eBay common stock, and offer no assurance that a holder’s investment will be returned to the holder. The PACERS also are payable in certain circumstances by the delivery of eBay common stock (or the cash equivalent). Further, based on the historical performance of eBay common stock, a holder may receive economic returns on the PACERS that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERS are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERS for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent instruments issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the PACERS. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the PACERS has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options. In addition, as described above, a U.S. Holder may be required by the IRS to recognize capital gain even in a case where the PACERS are retired for eBay common stock.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis. The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to derivative financial instruments in respect of the stock of most corporations, including the PACERS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include derivative financial instruments in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the PACERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the PACERS. The term “Non-U.S. Holder” means a holder of the PACERS that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERS, any payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the maturity, mandatory redemption, sale or other disposition of the PACERS by a Non-U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERS may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the PACERS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $10,000,000 principal amount of PACERS (1,000,000 PACERS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERS to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.20 per PACERS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per PACERS on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.20 per PACERS for each PACERS they sell. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERS have been approved for listing on the American Stock Exchange under the symbol “PPK,” subject to official notice of issuance.

In order to hedge its obligations under the PACERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of eBay Common Stock or Derivative Instruments Related to eBay Common Stock by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this pricing supplement and accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,000,000

PREMIUM MANDATORY CALLABLE

EQUITY-LINKED SECURITIES

Based Upon the Common Stock of eBay Inc.

Due June 2, 2009

($10 Principal Amount per PACERS)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by

Citigroup Inc.

Pricing Supplement

November 26, 2007

(Including Prospectus Supplement

dated April 13, 2006 and Prospectus dated March 10, 2006)